UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 8, 2006, and entitled “Orbotech Announces First Quarter 2006 Results and Senior Management Changes”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2006 (with dates in column heads corrected).

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2006.

*            *            *            *             *            *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2006 RESULTS AND SENIOR MANAGEMENT

CHANGES

YAVNE, ISRAEL — May 8, 2006 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2006.

Revenues for the first quarter of 2006 totaled $101.4 million, compared to the $100.5 million recorded in the first quarter a year ago. Net income for the first quarter of 2006 was $14.1 million, or $0.43 per share (diluted), compared with net income for the first quarter of 2005 of $10.6 million, or $0.32 per share (diluted). These results reflect the adoption, on January 1, 2006, of revised Financial Accounting Standard No.123, “Share Based Payment”, which resulted in increased compensation expenses totaling approximately $1.5 million in the first quarter without any reduction in income taxes (comprised of $0.1 million in costs of revenues, $0.4 million in research and development expenses and $1.0 million in selling, general and administrative expenses), and a corresponding decrease in diluted earnings per share of $0.04.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $41.0 million in the first quarter of 2006, compared to $38.4 million in the fourth quarter, and $30.1 million in the first quarter, of 2005. Sales of flat panel display (“FPD”) inspection equipment were $30.0 million, compared to $28.1 million in the fourth quarter, and $43.2 million in the first quarter, of last year. FPD revenues in the first quarter of 2005 included $17.5 million from the recognition of initial revenues relating to the Company’s 7th generation in-line FPD-AOI systems, delivered to Samsung Electronics Co. Ltd. in the second half of 2004. Sales of equipment to the PCB industry relating to assembled PCBs were $9.2 million, compared to $8.4 million in the fourth quarter, and $6.2 million in the first quarter, of last year. Sales of automatic check reading products were $2.3 million, compared to $2.1 million in the fourth quarter, and $2.3 million in the first quarter, of 2005. In addition, service revenue for the first quarter of 2006 was $18.9 million compared to $19.3 million in the fourth quarter of 2005, and $18.7 million in the first quarter of that year.

The Company completed the quarter with cash equivalents and marketable securities of $207.9 million, compared with $211.4 million at the end of 2005. This decrease primarily reflected the longer payment terms traditionally associated with sales in Japan, which geographically has accounted for a growing proportion of the Company’s revenues over the last two quarters. Non-operating disbursements totaled approximately $1.7 million, comprised mainly of capital expenditures.

The Company’s results for the first quarter reflect the continued, positive business environment in the electronics industry, as well as the Company’s ability to capitalize on the resulting opportunities. These have led, in turn, to strong gross, operating and net margins, with gross margins in the first quarter exceeding 45%.

The Company continues to benefit from high levels of demand for its major bare and assembled PCB products, and during the quarter it delivered, and recognized revenues from, a record quarterly number of AOI and direct imaging systems. Recently, the Company received, from a customer in the Far East, its largest order ever from a single electronics manufacturer for multiple PCB-AOI systems, totaling in excess of $15 million and scheduled for delivery throughout the last three quarters of 2006.

Demand for the Company’s FPD products continues to be driven by expanding investments being made by FPD manufacturers, designed to enable them to increase capacity to meet the current and future demand for LCD televisions. LCD manufacturers are reportedly expanding their investment plans over the next two years to accommodate the increased capacity needs of the industry. As previously announced, during the first quarter of 2006, the Company delivered, installed and recognized revenues from its FPD-AOI systems for the first 8th generation fabrication plants, for use in the inspection of large panels for production of LCD televisions.

The Company today also announced changes in senior management which became effective May 8, 2006. Mr. Raanan (Rani) Cohen, 51, who has been with the Company since 1984 and has served as a co-president since 2002, replaced Mr. Yochai Richter as the Chief Executive Officer of the Company. Mr. Richter has become Active Chairman of the Board of Directors, and will serve as Chairman of the Board of Directors together with Dr. Shlomo Barak for an interim period until December 31, 2006, after which Dr. Barak will cease to hold the position of chairman but will remain a member of the Board. In addition, Mr. Arie Weisberg, 55, who has been with the Company since 1991 and has also served as a co-president since 2002, was appointed to the position of President and Chief Operating Officer of the Company and will report to the Chief Executive Officer. Mr. Eyal Harel, who served as the third co-president, will be leaving the Company following 18 years of service.

Commenting on the results, Rani Cohen said: “Our strong first quarter operating results mark the beginning of what we expect will be a successful 2006. With yield-management playing an increasingly important role in advanced technologies and improved profitability, our products and solutions enable our customers to achieve manufacturing successes in ramping up their current and future production lines, and enable us to maintain our position as an industry leader.”

Mr. Yochai Richter added the following remarks on the management changes: “Since joining the Company over two decades ago, Rani Cohen has accumulated very extensive knowledge and expertise in all areas of Orbotech’s business; and during his tenure as a co-president he has demonstrated vision and leadership that make him ideally suited to the position of Chief Executive Officer. The Board is also very pleased with Arie Weisberg’s appointment to the position of President and Chief Operating Officer, in which he will draw on his vast knowledge and experience in the management of global resources. Both he and Rani Cohen have my unequivocal support and that of the entire Board of Directors, and we wish them and the Company every success in the future. In addition, the Company wishes to express to Eyal Harel its sincere appreciation for his years of outstanding dedication and service, and for his singular contribution to the Company’s development and success.”

An earnings conference call is scheduled for Tuesday, May 9, 2006, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-234-8000, and a replay will be available on telephone number 402-220-9732 until May 23, 2006. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2006

	March 31 2006	December 31 2005
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	154,996	156,112
Marketable securities	27,081	24,165
Accounts receivable:
Trade	142,806	126,101
Other	19,326	16,884
Deferred income taxes	3,546	3,856
Inventories	72,791	70,885

Total current assets	420,546	398,003

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	25,824	31,096
Other long-term Investments	8,474	8,539
Non-current trade receivables	737	887
Severance pay fund	15,605	15,374
Deferred income taxes	1,057	1,264

	51,697	57,160

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	19,177	19,149

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,785	14,930

	506,205	489,242

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	35,124	35,781
Other	56,869	59,830

Total current liabilities	91,993	95,611
ACCRUED SEVERANCE PAY	27,678	26,584

Total liabilities	119,671	122,195

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	709	659

SHAREHOLDERS’ EQUITY:
Share capital	1,643	1,635
Additional paid-in capital	116,858	104,813
Deferred stock compensation	(8,352)	(1,484)
Retained earnings	305,006	290,889
Accumulated other comprehensive income	218	83

	415,373	395,936
Less treasury stock, at cost	(29,548)	(29,548)

Total shareholders’ equity	385,825	366,388

	506,205	489,242

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	3 months ended March 31		12 months ended December 31
	2006	2005	2005
	U.S. dollars in thousands (except per share data)
REVENUES	101,402	100,455	379,923
COST OF REVENUES	55,623	60,560	216,732

GROSS PROFIT	45,779	39,895	163,191
RESEARCH AND DEVELOPMENT COSTS - net	13,993	13,565	55,761
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,569	14,393	59,389
AMORTIZATION OF OTHER INTANGIBLE ASSETS	145	577	2,635

OPERATING INCOME	15,072	11,360	45,406
FINANCIAL INCOME - net	1,289	523	3,503

INCOME BEFORE TAXES ON INCOME	16,361	11,883	48,909
TAXES ON INCOME	2,054	1,229	5,598

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	14,307	10,654	43,311
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(50)	(34)	(156)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(140)	(34)	102

NET INCOME	14,117	10,586	43,257

EARNINGS PER SHARE:
BASIC	$0.43	$0.33	$1.32

DILUTED	$0.43	$0.32	$1.30

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,513	32,367	32,658

DILUTED	33,016	33,100	33,338

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg Executive Vice President and Chief Financial Officer

Date: May 9, 2006